Exhibit (a)(2)(F)

CENTERPULSE
  Implanting trust

                                                MAX LINK

                                                Chairman and CEO

                                                Tel. 41 (0) 1 306 96 20
                                                Fax  41 (0) 1 306 96 21
                                                E-mail  max.link@centerpulse.com
                                                Internet www.centerpulse.com

                                                Centerpulse Ltd.
                                                Andreasstrasse 15
                                                8050 Zurich, Switzerland

TO ALL CENTERPULSE EMPLOYEES


August 15, 2003


Today our Board of Directors made a public statement recommending that they accept the Zimmer offer contingent upon Zimmer's shareholder approval. We believe that this decision is in the best long-term interests of our company, employees, customers, and shareholders.

As you are aware, the Board and management have spent considerable time and effort analysing Centerpulse's short and long-term prospects as an independent enterprise, as well as the advantages we would have joining forces with a strategic partner. Both Smith & Nephew and Zimmer are strong, well-run companies, and we have said that either of them would make a good partner for Centerpulse. The Board also stated in its previous report that we would recommend the offer that represented the better value for Centerpulse shareholders. Following Smith & Nephew's decision not to increase their offer, it is clear that Zimmer's offer represents better value.

The takeover process is not over yet: there are several important procedural steps that need to be completed. Our Board's recommendation of the Zimmer offer is conditional upon Zimmer's shareholders approving the issuance of new shares as part of the amount to be paid to Centerpulse shareholders. The offer period is expected to end on August 27, and Centerpulse shareholders have until that date to tender their shares. There may be an extended acceptance period in September, and the takeover could become effective around September 29 (however, it is still possible that the timetable may change). We believe it is good news for our business and our customers that we will soon have more certainty regarding our company's future.

We believe we will have a bright future with Zimmer. Our combined companies will be the global leader in the orthopaedic sector. We are very excited about the opportunities ahead and look forward to working with Zimmer on the successful integration of the two companies.

You will have seen that Centerpulse today also announced the results for the second quarter and first six months of 2003. I congratulate you on your contribution towards achieving such a strong performance for the company, even during this period of uncertainty during the bid process.


If you are a shareholder and have any questions about how to tender your shares, please contact the Centerpulse Shareholder Helpline, telephone +41 (0) 848 372 436, Monday to Friday 8.30am to 5.30pm CET.



Sincerely,

/s/ Max Link

Max Link
Chairman & CEO